20012805

UNITEDSTATES
ECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51721

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Reid & Rudiger LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Broad Street; Ste 28C; 28th Floor
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc Harrison 212-785-0500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC
(Name – *if individual, state last, first, middle name*)

517 Route One; Suite 4103	Iselin	NJ	08831
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
APR 08 2020
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marc Harrison, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Reid & Rudiger LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KELLI MEZZATESTA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01ME6092532
Qualified In Richmond County
My Commission Expires 5-19-23

Signature

MANAGING DIRECTOR
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Reid & Rudiger, LLC
Index to the Financial Statements
December 31, 2019

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-10
Supplementary Information	
Schedule I - Computation of Net Capital under SEC Rule 15c3-1 of the Securities and Exchange Commission	11
Schedule II - Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3	12
Schedule III - Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3	13
Report of Independent Registered Public Accounting Firm	14
Exemption Report	15

berkower

Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
☎ (732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
Reid & Rudiger LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Reid & Rudiger, LLC (the "Company") as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year ended December 31, 2019, and the related notes (collectively referred to as the "Financial Statements"). In our opinion, the Financial Statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplementary information (Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Schedule III - Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3) (the "Supplementary Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's Financial Statements. The Supplementary Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplementary Information reconciles to the Financial Statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information. In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content, is presented in conformity with 17 C.F.R.§ 240.17a-5. In our opinion, the Supplementary Information is fairly stated, in all material respects, in relation to the Financial Statements as a whole.

We have served as the Company's auditor since 2017.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 16, 2020

Reid & Rudiger, LLC
Statement of Financial Condition
December 31, 2019

ASSETS

Cash	$ 1,269,208
Receivable from clearing broker	866,838
Clearing deposit	50,000
Property and equipment, net of depreciation and amortization of $350,072	8,661
Right of Use Asset	750,548
Security deposit	40,000
Prepaid expenses	24,043
Total Assets	$ 3,009,298

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 83,457
Operating lease liability	755,659
Total Liabilities	839,116
Contingencies	
Member's Equity	2,170,182
Total Liabilities and Member's Equity	$ 3,009,298

The accompanying notes are an integral part of this statement.

Reid & Rudiger, LLC
Statement of Income
For the Year Ended December 31, 2019

Revenues:	
Commissions	$ 5,525,492
Other revenue	454,135
Total revenues	5,979,627
Costs and Expenses:	
Compensation and benefits	2,373,117
Clearing expenses	65,639
Commission expense	999,671
Computer and telecommunications expense	53,858
Depreciation and amortization expense	3,604
Professional fees	211,905
Rent and utilities	182,169
Office supplies and expense	96,723
Telephone	20,496
Postage and delivery	48,627
Registration and licenses	43,755
Quotations and research	48,997
Insurance	111,599
Arbitration settlements	155,000
Entertainment and promotion	11,630
Seminars and training	3,000
SIPC fee	15,996
Other expenses	11,156
Total expenses	4,456,942
Net income	$ 1,522,685

The accompanying notes are an integral part of this statement.

Reid & Rudiger, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2019

	Total Member's Equity
Balances - January 1, 2019	$ 897,497
Member's distributions	(250,000)
Net income	1,522,685
Balance, December 31, 2019	$ 2,170,182

The accompanying notes are an integral part of this statement.

Reid & Rudiger, LLC
Statement of Cash Flows
For the Year Ended December 31, 2019

Cash Flows from Operating Activities:	
Net income	$ 1,522,685
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	3,604
Amortization	60,949
Increase in receivable from broker	(561,919)
Decrease in prepaid expenses	(24,043)
Increase in accounts payable and accrued expenses	74,174
Decrease in lease liability	(55,838)
Net Cash Provided by Operating Activities	1,019,612
Cash Flows from Financing Activities	
Member's distributions	(250,000)
Net Cash Used in Financing Activities	(250,000)
Net Increase in Cash	769,612
Cash at beginning of the year	499,596
Cash at end of the year	$ 1,269,208

Supplementary Disclosure of Non-Cash Investing and Financing Activities:	
Recognition of Right-of-Use Asset and Operating Lease Liability	$ 811,497

The accompanying notes are an integral part of this statement.

Reid & Rudiger, LLC
Notes to Financial Statements
December 31, 2019

1. ORGANIZATION AND NATURE OF BUSINESS

Reid & Rudiger LLC, ("Company") a Delaware Limited Liability Company formed March 18, 1998, commenced operations November 1, 1999 and is doing business as a retail brokerage firm. The Company is wholly-owned by Evermore Holdings, LLC and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company clears all of its transactions through a securities clearing broker. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses another securities firm for clearing transactions.

Pursuant to an agreement between the Company and RBC Correspondent Services (RBC), securities transactions of the Company are cleared through RBC and the customers of the Company are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, is carried by RBC.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition
Brokerage Commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.Profits and losses from commissions realized on agency transactions are recorded on a settlement date, which is not materially different than recording transactions on a trade date. The financial statements of the Company are prepared on the accrual basis of accounting. Accordingly, fee income is recognized when earned.

Receivable from Clearing Broker
Receivable from clearing broker consists of money due from the Company's clearing broker (RBC) for income earned on securities transactions. Management has determined that no allowance for doubtful accounts is necessary at December 31, 2019. The amount due from the clearing broker (RBC) is $866,838.

Clearing Deposit
The Company is required to maintain a deposit of $50,000 according to the terms of its fully disclosed clearing agreement with its clearing broker, RBC Correspondent Services.

Other Revenue
Included in other revenue in the statement of income is approximately $466,600 of interest income pursuant with an interest sharing agreement with its clearing broker.

Income Taxes
The Company is a limited liability Company taxed as a disregarded entity and, therefore, the accompanying financial statements do not include any provision for federal or state income taxes. The Company files a consolidated tax return with its parent company, Evermore Holdings, LLC and the members of Evermore Holdings, LLC are individually responsible for reporting their share of the Company's income or loss.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Guidance

In February 2016, the FASB issued ASU 2016-02, Leases, which creates ASC 842, Leases. This guidance requires a lessee to account for leases as finance or operating leases. Both types of leases will result in the lessee recognizing a right-of-use asset (ROU) and a corresponding lease liability in its statement of financial condition. The new guidance became effective for the Company beginning January 1, 2019. The Company utilized the modified retrospective method.

As part of the adoption the Company elected the practical expedients permitted under the transition guidance within the new standard, which allowed the Company to not record a right of use asset or right of use liability balance that would be considered immaterial.

3. LEASES

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in several noncancellable operating leases, for office space and other office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its estimated incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our estimated incremental borrowing rate based on the information available at the commencement date for all leases. The Company's estimated incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

3. LEASES (continued)

The Company has obligations as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified this lease as an operating lease. Payments due under the lease contract include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2019 are as follows:

Year	Amount
2020	$ 168,776
2021	173,830
2022	182,767
2023	195,674
2024	137,380
Total undiscounted lease payments	858,427
Less imputed interest	(102,768)
Total lease liabilities	$ 755,659

The components of lease cost for the year ended December 31, 2019, are as follows:

Operating lease cost	$ 182,867
Short-term lease cost	14,681
Total lease cost	$ 197,548

Other information related to leases as of December 31, 2019, was as follows:

Supplemental cash flow information:	
ROU asset obtained in exchange for lease obligation	$ 811,497
Amortization of ROU asset	$ 60,949
Operating lease payments	$ (55,838)
Weighted average remaining lease term	4.66 years
Weighted average discount rate	6%

The Company leases certain office space from its parent. The lease is for an initial five-year term expiring in 2024 with annual renewals unless cancelled by either party thereafter. It has been classified as an operating lease and is included in the data presented above. The total lease cost associated with this lease for the year ended December 31, 2019 was $182,867.

The Company posted a $40,000 security deposit for the lease.

4. NET CAPITAL REQUIREMENTS

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $1,346,929, which was $1,341,929 in excess of the amount required.

5. COMMITMENTS

Customer Transactions

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions. The Company does not anticipate non-performance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

6. PROPERTY AND EQUIPMENT

Fixed assets consist of the following at December 31, 2019:

Machinery and equipment	$ 23,958
Furniture and fixtures	216,578
Computers	31,518
Leasehold improvements	86,679
Less: Accumulated depreciation and amortization	(350,072)
	$ 8,661

The depreciation for the year was $3,603 under the straight line method where furniture and fixtures are depreciated over 7 years and computers are depreciated over 5 years.

7. CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances at two financial institutions and these balances may be in excess of the amount insured by the Federal Deposit Insurance Corporation. Management regularly monitors the financial condition of these institutions in order to keep the potential risk to a minimum.

8. ARBITRATION SETTLEMENTS AND LEGAL MATTERS

The Company is a party to several arbitrations, brought by customers and pending before FINRA Dispute Resolution. The Company is vigorously defending the arbitrations. Accordingly, there have been no provisions made in the Financial Statements for these matters. In 2019, the Company settled two FINRA arbitrations. The Company disputed the allegations and settled the matters without admitting liability and in exchange for general releases.

9. SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date on which the financial statements were issued. Management is not aware of any subsequent events that require recognition or disclosure in the financial statements.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2019

Reid & Rudiger, LLC
Schedule I - Computation of Net Capital Under S.E.C. Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2019

NET CAPITAL	
Total member's equity	$ 2,170,182
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expense	(24,043)
Property & equipment	(759,210)
Security deposit	(40,000)
Net capital before haircuts on securities positions	1,346,929
Haircuts on securities positions	-
Undue concentration	-
Net Capital	$ 1,346,929
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Accounts payable and accrued expenses	$ 88,569
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 619
Minimum net capital required	$ 5,000
Excess net capital	$ 1,341,929
Net capital less greater of 10% of total AI or 120% of minimum net capital	$ 1,340,929
Percentage of aggregate indebtedness to net capital is	0.07 to 1

There are no material differences between the December 31, 2019 computation of net capital filed electronically by the Company on Amended FOCUS Form X-17A-5 Part IIA filed March 16, 2020; and the computation above.

See report of independent registered public accounting firm.

Reid & Rudiger, LLC
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2019

A computation of reserve requirements is not applicable to Reid & Rudiger LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See report of independent registered public accounting firm.

Reid & Rudiger, LLC
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2019

Information relating to possession or control requirements is not applicable to Reid & Rudiger LLC, as the Company qualifies for exemption under rule 15c3-3(k)(2)(ii).

See report of independent registered public accounting firm.

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
☎ (732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
Reid & Rudiger LLC

We have reviewed management's statements, included in the accompanying **Reid & Rudiger LLC** Exemption Report in which (1) Reid & Rudiger LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Reid & Rudiger LLC claimed an exemption from 17 C.F.R. § 240. 15c3-3: (2)(*ii*) (the "Exemption Provisions") and (2) Reid & Rudiger LLC stated that Reid & Rudiger LLC met the identified Exemption Provisions throughout the most recent fiscal year without exception. Reid & Rudiger LLC's management is responsible for compliance with the Exemption Provisions and its statements.

Our review was conducted in accordance with the standards of the Pubic Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Reid & Rudiger, LLC's compliance with the Exemption Provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(*ii*) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 16, 2020

Assertions Regarding Exemption Provisions

We, as members of management of (Reid & Rudiger, LLC) ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:
The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:
The Company met the identified exemption provision without exception throughout the period ending January 1, 2019 through December 3 1, 2019.

Reid & Rudiger, LLC
Marc Harrison, President

March 16, 2020